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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0167 Expires: March 31, 2018 Estimated average burden hours per response . . . . . 1.50

AMENDMENT NO. 1 TO FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36707_____________________

Axion Power International, Inc.

(Exact name of registrant as specified in its charter)

3601 Clover Lane, New Castle, PA 16105 724-654-3300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock and Series A Warrants

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g4(a)(1)	☐
Rule l2g-4(a)(2) x	☐
Rule l2h-3(b)(1)(i)	☐
Rule l2h-3(b)(1)(ii) x	☐
Rule 15d-6	☐
Rule l5d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 394

NOTE: This Amendment No. 1 to Form 15 is being made to withdraw the original filing of the Form 15, which was filed on March 31, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: 5/10/2017	By: /s/ Richard H. Bogan

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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